Exhibit 4.01-Description of Linde plc Ordinary Shares

Authorized Share Capital
General. The authorized share capital of Linde plc (“Linde plc” or the “Company”) is €1,825,000 divided into 1,750,000,000 ordinary shares of nominal value €0.001 each (“Ordinary Shares”), 25,000 A ordinary shares of nominal value €1.00 each, 25,000 deferred shares of nominal value €1.00 each, and 25,000,000 preferred shares of nominal value €0.001 each.
Linde plc may issue shares subject to the maximum authorized share capital set forth above. The authorized share capital may be increased or reduced by a resolution approved by a simple majority of the votes of Linde plc shareholders cast at a general meeting (which is referred to under Irish law as an “ordinary resolution”). The shares comprising the authorized share capital of Linde plc may be divided into shares of such nominal value as such resolution shall prescribe. The Linde plc Constitution permits the board of directors, without shareholder approval, to determine certain terms of each series of the preferred shares issued by Linde plc, including the number of shares, designations, dividend rights, liquidation and other rights and redemption, repurchase or exchange rights.
Different Classes of Shares. Without prejudice to any rights attached to any existing shares, Linde plc may issue shares with such rights or restrictions as determined by Linde plc by an ordinary resolution approved by its shareholders. As a matter of Irish company law, the directors of the Company may issue new Ordinary Shares or preferred shares without shareholder approval once authorized to do so by the Constitution or by an ordinary resolution adopted by the shareholders at a general meeting. The authorization may be granted for a maximum period of five years, at which point it must be renewed by the shareholders by an ordinary resolution (if Linde plc wishes to issue shares). The Linde plc Constitution authorizes the Linde plc board of directors to issue new Ordinary Shares or preferred shares without shareholder approval for a period of five years from the date of adoption of such Constitution (which was 25 October 2018). Linde plc may also issue shares which are, or are liable to be, redeemed at the option of Linde plc or the holder.
Whenever the share capital of Linde plc is divided into different classes of shares, the special rights attached to any class may be varied or abrogated either with the written consent of the holders of 75% in nominal value of the issued shares of the class (excluding shares held as treasury shares) or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class (but not otherwise), and may be so varied or abrogated either while Linde plc is a going concern or during or in contemplation of a winding-up.
The rights conferred upon the holders of any class of shares issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by a purchase or redemption by Linde plc of its own shares or by the creation or issue of further shares ranking pari passu therewith or subordinate thereto. In addition, the Linde plc Constitution provides that (i) the redemption or purchase of preferred shares or any class or series of preferred shares shall not constitute a variation of rights of the holders of preferred shares; (ii) the issue, redemption or purchase of any of the preferred shares shall not constitute a variation of the rights of the holders of Ordinary Shares; (iii) the issue of preferred shares or any class or series of preferred shares which rank pari passu with, or junior to, any existing preferred shares or class of preferred shares shall not constitute a variation of the existing preferred shares or class of preferred shares; and (iv) the rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Reduction of Share Capital. Linde plc may reduce its authorized share capital in any manner permitted by the Companies Act. Linde plc also may, by special resolution and subject to confirmation by the Irish High Court, reduce or cancel its issued share capital in any manner permitted by the Companies Act.

Acquisition of Own Shares. Under Irish law, Linde plc may issue redeemable shares and redeem them out of distributable reserves or the proceeds of a new issue of shares for that purpose. All redeemable shares must also be fully paid. Redeemable shares may, upon redemption, be cancelled or held in treasury. The Linde plc Constitution provides that shareholder approval will not be required to deem Linde plc shares redeemable.
Description of Ordinary Shares
Below is a description of the material legal rights and limitations of the Ordinary Shares, which are the only shares of capital stock of the Company that are registered pursuant to Section 12 of the Securities Exchange Act of 1934.
Voting Rights. The holders of Linde plc Ordinary Shares are entitled to one vote for each share upon all matters presented to the Linde plc shareholders. Subject to any preferences granted to other classes of Linde plc securities that may be outstanding in the future (including any preferred shares), there are no voting right restrictions or preferences with respect to shareholders of Linde plc. Except where a greater majority is required by the Companies Act or where there is a contested director election (in which case a plurality voting standard will apply), any question, business or resolution proposed at any general meeting shall be decided by a simple majority of the votes cast. The Linde plc Constitution provides that no business shall be transacted at any general meeting unless a quorum is present, and a quorum shall be two or more persons holding or representing by proxy more than 50% of the total issued voting rights of Linde plc shares.
Irish company law requires a special resolution of the shareholders (approval by not less than 75% of the votes cast at a general meeting of Linde plc’s shareholders) to approve certain matters. Examples of matters requiring special resolutions include:

(i)	amending the Linde plc Constitution;

Approval of Extraordinary Transactions. Any merger, consolidation or sale of material assets of Linde plc with interested persons or affiliates of interested persons require approval of two-thirds of the outstanding shares entitled to vote (excluding any shares beneficially owned by such interested persons). Under Irish law, certain resolutions of the meeting of shareholders require the approval of a majority of at least 75 percent of the votes cast and/or the share capital represented. Such resolutions include:

•     effecting a members’ voluntary winding up;
•     the treatment of pre-acquisition profits being treated in holding company’s financial statements as profits available for distribution; and
•     the making of loans to directors or connected persons.
Fractional Shares. Irish law does not recognize fractional shares held of record. Accordingly, the Linde plc Constitution does not provide for the issuance of fractional shares of Linde plc, and the register of members of Linde plc (which is herein referred as the “Linde plc register of members”) will not reflect any fractional shares. Whenever an alteration or reorganization of the share capital of Linde plc would result in any Linde plc shareholder becoming entitled to fractions of a share, the Linde plc board of directors may, on behalf of those shareholders that would become entitled to fractions of a share, arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion among the shareholders who would have been entitled to the fractions.

Pre-Emption Rights. Under Irish law, certain statutory pre-emption rights apply automatically in favor of shareholders where shares are to be issued for cash. However, Linde plc has opted out of these pre-emption rights in the Linde plc Constitution as permitted under Irish company law. Generally, this opt-out may be renewed at least every five years by a resolution approved by not less than 75% of the votes of the Linde plc shareholders cast at a general meeting (which is referred to under Irish law as a “special resolution”). If the opt-out is not renewed, as a general rule, shares issued for cash must be offered to existing Linde plc shareholders on a pro rata basis to their existing shareholding before any Linde plc shares may be issued to any new shareholders. Statutory pre-emption rights do not apply (i) where shares are issued wholly or partly for non-cash consideration (such as in a stock-for-stock acquisition), (ii) to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or (iii) where shares are issued pursuant to an employee option or similar equity plan.

Dividends. Under Irish law, dividends and distributions may only be made from distributable reserves which are, generally, a company’s accumulated realized profits less its accumulated realized losses. In addition, no distribution or dividend may be made if the net assets of Linde plc are not, or if making such distribution or dividend will cause the net assets of Linde plc to not be, equal to, or in excess of, the aggregate of Linde plc’s called up share capital plus undistributable reserves. Undistributable reserves include the company’s undenominated capital and the amount by which a company’s accumulated unrealized profits exceeds its accumulated unrealized losses. The determination as to whether Linde plc has sufficient distributable reserves to fund a dividend must be made by reference to Linde plc’s most recent unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Companies Act. The relevant financial statements must be filed in the Companies Registration Office (the official public registry for companies in Ireland).
Linde plc may, by ordinary resolution, declare final dividends to be paid to its shareholders. However, no dividend shall exceed the amount recommended by the Linde plc board of directors. The Linde plc board of directors may also pay to the shareholders such dividends as interim or final dividends as appear to the directors to be justified by the profits of the Company.

General Provisions Governing Liquidation. Linde plc’s duration is unlimited. Linde plc may be dissolved and wound up at any time by way of a shareholders’ voluntary winding up or a creditors’ winding up. In the case of a shareholders’ voluntary winding-up, a special resolution of Linde plc shareholders is required. Linde plc may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure where Linde plc has failed to file certain returns.
The rights of the shareholders to a return of Linde plc’s assets on dissolution or winding up, following the settlement of all claims of creditors, are prescribed in the Linde plc Constitution and may be further prescribed in the terms of any preferred shares issued by Linde plc from time to time. The holders of preferred shares may have the right to priority in a dissolution or winding up of Linde plc. The Linde plc Constitution provides that, subject to the priorities of any creditors, the assets will be distributed to Linde plc shareholders in proportion to the paid-up nominal value of the shares held by such shareholder. The Linde plc Constitution provides that the Linde plc shareholders are entitled to participate pro rata in a winding up, but their right to do so is subject to the rights of any holders of the shares issued upon special terms and conditions to participate under the terms of any series or class of such shares.

Amendment of Constitution. Irish company law requires a special resolution of the Linde plc shareholders (approval by not less than 75% of the votes cast at a general meeting of Linde plc’s shareholders) to approve any amendments to the Linde plc Constitution.